As filed with the Securities and Exchange Commission on October 15, 2002



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      Results for the month of October 2002


                                  Crucell N.V.
             (Exact name of Registrant as Specified in its Charter)

                                  Crucell N.V.
                 (Translation of Registrant's Name into English)

                                 The Netherlands
                 (Jurisdiction of Incorporation or Organization)

                Archimedesweg 4, 2333 CN Leiden, The Netherlands
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  [X]                      Form 40-F  [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   [ ]                           No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):   N/A

                                  Crucell Logo

PRESS RELEASE


             Crucell Revenues EUR 2.0 million in Third Quarter 2002


Leiden, The Netherlands, October 14, 2002 - Dutch antibody and vaccine company Crucell N.V. (Euronext, NASDAQ: CRXL) today announced its financial results for the third quarter 2002. During the third quarter 2002, Crucell's revenues were EUR 2.0 million (US$ 2.0 million) compared to EUR 3.2 million (US$ 3.1 million) for the same quarter last year. Crucell's revenues for the first nine months of 2002 were EUR 7.0 million (US$ 6.9 million), a 32% increase over the same period last year. The net loss for the third quarter 2002 was EUR 6.5 million (US$ 6.4 million) compared to EUR 6.0 million (US$ 5.9 million) for the same quarter last year.

Highlights Third Quarter 2002

o   Crucell and Genexine announce PER.C6(TM)agreement for Hepatitis B vaccine
o Crucell and the US National Institutes of Health (NIH) extend Ebola vaccine agreement to include Marburg and Lassa vaccines
o   Crucell signs PER.C6(TM)licensing agreement with GenVec for BioBypass
o Crucell and Johns Hopkins University announce research agreement for antibodies against Langerhans Cell Histiocytosis (LCH)
o Crucell signs PER.C6(TM)agreement with NatImmune for production of therapeutic proteins
o   Crucell appoints Dr. Jaap Goudsmit as Chief Scientific Officer

Key Figures per Quarter
(EUR Millions, except per share data)

                                                  Q3 2002   % change     Q3 2001

Revenues                                             2.0     (36.6%)        3.2

Net loss                                            (6.5)     (9.5%)       (6.0)

Net loss per share (basic and diluted)             (0.18)     (5.9%)      (0.17)

Cash and cash equivalents on September 30, 2002    110.3                  120.2
and December 31, 2001



Details of the Financial Results

Revenues
Crucell's revenues for the third quarter 2002 were EUR 2.0 million (US$ 2.0 million), a 37% decrease from EUR 3.2 million (US $ 3.1 million) in the same quarter last year. License revenues earned in the third quarter 2002 were EUR
1.5 million (US$ 1.4 million), compared to EUR 2.9 million (US$ 2.9 million) in the third quarter 2001 which included the initial payments from Johnson & Johnson / Centocor. New license agreements closed in the third quarter of 2002 include an agreement with Korean company Genexine, an agreement with US-based GenVec, and a research license agreement with Danish company NatImmune. Government subsidies and other revenues amounted to EUR 0.5 million (US$ 0.5 million) in the third quarter 2002, compared to EUR 0.2 million (US$0.2 million) in the same quarter in 2001.

Crucell's revenues are related to specific contractual agreements and can therefore vary significantly from quarter to quarter. Crucell seeks to increase revenues from year to year.

Results
The net loss for the third quarter 2002 was EUR 6.5 million (US$ 6.4 million), or EUR 0.18 net loss per share (US$ 0.18), compared to a net loss of EUR 6.0 million (US$ 5.9 million) for the third quarter 2001, or EUR 0.17 per share (US$ 0.17).

Total research and development expenses in the third quarter 2002 were EUR 6.2 million (US$ 6.0 million), compared to EUR 4.5 million (US$ 4.4 million) in the third quarter 2001. Selling, general and administrative expenses for the third quarter 2002 were EUR 2.6 million (US$ 2.5 million), compared to EUR 2.1 million (US$ 2.0 million) for the same quarter in 2001.

Cash Flow and Cash Position
Total cash used in operations was EUR 13.1 million (US$ 12.8 million) in the first nine months of 2002, compared to EUR 10.9 million (US$ 10.7 million) in the comparable period of 2001. The increase in cash used in operations was primarily attributable to increased investment in research and development. Cash invested in plant and equipment in the first nine months of 2002 was EUR 2.3 million (US$ 2.2 million), compared to EUR 2.6 million (US$ 2.5 million) for the first nine months in 2001. Financing activities for the nine months ended September 30, 2002 relate primarily to sale lease back transactions which generated proceeds of EUR 4.6 million (US$ 4.5 million).

The company's cash and cash equivalents amount to EUR 110.3 million (US$ 108.2 million) on September 30, 2002.

General Market Developments and Outlook

In the vaccine market, the threat of bioterrorism is a catalyst for vaccine development. Furthermore, emerging diseases in the US, such as West Nile virus, are also driving the demand for effective vaccines. Billions of dollars in funding from government and non-governmental organizations are currently available to support the development of vaccines in these areas. New FDA rules for vaccine approval could potentially reduce the time to market.

The market continues to be faced with a shortage in antibody production capacity, a field in which Crucell actively markets its PER.C6(TM) production platform. The company also continues to develop alliances with contract manufacturing organizations to increase capacity and to make PER.C6(TM) derived products widely available. Crucell actively promotes its PER.C6(TM) production cell line for the production of new viral vaccines.

Although sales of existing antibodies are accelerating, the market faced a number of setbacks in the development and approval of new products world-wide. Due to limited early licensing opportunities currently available, Crucell is focusing on further in-house development of its pre-clinical product leads.

The company is expected to reach profitability once products are brought to market by licensees using Crucell's technology.


Note: Euros are translated at the September 30th exchange rate of 0.981 to US Dollars.


About Crucell

Crucell N.V. discovers and develops biopharmaceuticals that use the human immune system to combat cancer, infectious diseases and other conditions. Crucell leverages its patented technologies, MAbstractTM, AdVacTM, and PER.C6TM, for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine and Centocor, a Johnson & Johnson company, for the CD46 antibody for treatment of various types of cancer. In addition, Crucell has over 20 licensees for its PER.C6TM technology. These include Novartis, GSK, Aventis and Schering AG. With headquarters in Leiden, The Netherlands, the company currently employs 200 people. Crucell is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.


For further information please contact:

Crucell N.V.                                      Hill & Knowlton Nederland B.V.
Leonard Kruimer                                   Arie Bos
Chief Financial Officer                           Tel. +31-(0)20-404 4707
Tel. +31-(0)71-524 8722                           Fax.+31-(0)20-644 9736
Fax.+31-(0)71-524 8935                            abos@hillandknowlton.com
l.kruimer@crucell.com

Noonan Russo Presence, New York
Mary Claire Duch
Tel. +1-212-845-4278
Fax.+1-212-696-9180
m.duch@nrp-euro.com

                                  CRUCELL N.V.
                 PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                         (amounts in thousands of Euros)

                                                         3 months ended                      9 months ended
                                                          September 30,                       September 30,
                                                --------------------------------   --------------------------------
                                                     2002              2001              2002              2001
                                                --------------    --------------   --------------    --------------
                                                  (unaudited)       (unaudited)      (unaudited)       (unaudited)
REVENUES:
     License                                    (euro)   1,472    (euro)   2,944   (euro)   5,239    (euro)   4,487
     Government grants and other revenues                  531               217            1,778               827
                                                --------------    --------------   --------------    --------------

Total revenues                                           2,003             3,161            7,017             5,314

COSTS AND EXPENSES:
     Research and development                            6,157             4,496           17,929            12,620
     Selling, general and administrative                 2,572             2,077            7,327             6,710
                                                --------------    --------------   --------------    --------------

Total costs and expenses                                 8,729             6,573           25,256            19,330
                                                --------------    --------------   --------------    --------------

PRO FORMA LOSS FROM OPERATIONS                          (6,726)           (3,412)         (18,239)          (14,016)

     Interest income                                       881             1,256            2,730             5,033
     Foreign currency income (loss)                         (1)              (27)              27               451
     Equity in losses of unconsolidated
        investments                                          -              (942)            (507)           (1,937)
                                                --------------    --------------   --------------    --------------

NET LOSS BEFORE PROVISION FOR INCOME TAXES              (5,846)           (3,125)         (15,989)          (10,469)
     Provision for income taxes                              -                 -                -                 -
                                                --------------    --------------   --------------    --------------
PRO FORMA NET LOSS                              (euro)  (5,846)   (euro)  (3,125)  (euro) (15,989)   (euro) (10,469)
                                                ==============    ==============   ==============    ==============

-------------------------------------------------------------------------------------------------------------------
The above pro forma statement of operations for the 3 and 9 months ended
September 30, 2002 and 2001 respectively have been adjusted to present Crucell's operating results excluding non-cash changes related to developed technology amortization, goodwill amortization and stock options.

The following table reflects the differences between pro forma and as reported net loss:

                                                         3 months ended                      9 months ended
                                                          September 30,                       September 30,
                                                --------------------------------   --------------------------------
                                                      2002              2001             2002              2001
                                                --------------    --------------   --------------    --------------
                                                  (unaudited)       (unaudited)      (unaudited)       (unaudited)
AS REPORTED PRO FORMA NET LOSS:                        (5,846)           (3,125)         (15,989)          (10,469)

     Developing technology amortization                  (332)             (332)            (998)             (998)
     Goodwill amortization                                  -            (2,207)               -            (6,619)
     Stock based compensation                            (368)             (315)            (995)             (635)

                                                -------------     -------------    -------------     -------------
NET LOSS                                               (6,546)           (5,979)         (17,982)          (18,721)
                                                =============     =============    =============     =============

                                  CRUCELL N.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                         (amounts in thousands of Euros)

                                                         3 months ended                      9 months ended
                                                          September 30,                       September 30,
                                                --------------    --------------   --------------    --------------
                                                     2002              2001             2002              2001
                                                --------------    --------------   --------------    --------------
                                                  (unaudited)       (unaudited)      (unaudited)       (unaudited)
REVENUES:
     License                                    (euro)   1,472    (euro)   2,944   (euro)   5,239    (euro)   4,487
     Government grants and other revenues                  531               217            1,778               827
                                                --------------    --------------   --------------    --------------
Total revenues                                           2,003             3,161            7,017             5,314

COSTS AND EXPENSES:
     Research and development                            6,157             4,496           17,929            12,620
     Selling, general and administrative                 2,572             2,077            7,327             6,710
     Developed technology amortization                     332               332              998               998
     Goodwill amortization                                   -             2,207                -             6,619
     Stock based compensation                              368               315              995               635
                                                --------------    --------------   --------------    --------------

Total costs and expenses                                 9,429             9,427           27,249            27,582
                                                --------------    --------------   --------------    --------------

LOSS FROM OPERATIONS                                    (7,426)           (6,266)         (20,232)          (22,268)

     Interest income                                       881             1,256            2,730             5,033
     Foreign currency income (loss)                         (1)              (27)              27               451
     Equity in losses of unconsolidated
        investments                                          -              (942)            (507)           (1,937)
                                                --------------    --------------   --------------    --------------

NET LOSS BEFORE PROVISION FOR INCOME TAXES
                                                        (6,546)           (5,979)         (17,982)          (18,721)
     Provision for income taxes                              -                 -                -                 -

                                                --------------    --------------   --------------    --------------
NET LOSS                                        (euro) (6,546)    (euro)  (5,979)  (euro) (17,982)   (euro) (18,721)
                                                ==============    ==============   ==============    ==============

BASIC AND DILUTED NET LOSS: PER SHARE:
     Net loss per share - basic and diluted     (euro)   (0.18)   (euro)   (0.17)  (euro)   (0.51)   (euro)   (0.53)
     Weighted average shares outstanding -
     basic and diluted                                  35,561            35,305           35,531            35,251
         (Shares * 1,000)

                                  CRUCELL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                         (amounts in thousands of Euros)

                                                                        9 months ended
                                                                         September 30,
                                                               ----------------  ----------------
                                                                     2002              2001
                                                               ----------------  ----------------
                                                                 (unaudited)       (unaudited)

Operating activities
Net loss                                                       (euro)  (17,982)  (euro)  (18,721)

Adjustments to reconcile operating loss to net cash used in
   operating activities
       Depreciation                                                      1,911               878
       Loss on disposal of plant and equipment                              72                 -
       Amortization of deferred compensation                               995               635
       Intangible amortization                                             998             7,617
       Equity in losses of unconsolidated investments                      507             1,938

Change in operating assets and liabilities, net of the
   effects of acquisitions
       Trade accounts receivable                                         2,452              (219)
       Receivable from related parties and employees                       (12)             (319)
       Prepaid expenses and other current assets                        (1,063)             (278)
       Accounts payable                                                   (297)           (4,297)
       Accrued compensation and related benefits                         1,014               490
       Deferred revenue                                                 (1,171)              695
       Accrued liabilities                                                (502)              634
                                                               ---------------   ---------------
Net cash used in operating activities                                  (13,078)          (10,947)

Cash flow from investing activities
Investment in joint venture                                                  -              (145)
Investment in partnership                                                    -              (235)
Purchase of plant and equipment                                         (2,277)           (2,605)
                                                               ---------------   ---------------
Net cash used in investing activities                                   (2,277)           (2,985)

Cash flow from financing activities
Proceeds from the issuance of ordinary shares                              810               221
Proceeds from sale and lease-back of property, plant
   and equipment                                                         4,585               961
                                                               ---------------   ---------------
Net cash provided by financing activities                                5,395             1,182

                                                               ---------------   ---------------
Net decrease in cash and cash equivalents                      (euro)   (9,960)  (euro)  (12,750)
                                                               ---------------   ---------------

Cash and cash equivalents at beginning of period                       120,243           136,056
                                                               ---------------   ---------------
Cash and cash equivalents at end of period                             110,283           123,306
                                                               ===============   ===============

                                  CRUCELL N.V.
                           CONSOLIDATED BALANCE SHEETS
                         (amounts in thousands of Euros)

                                                                 September 30      December 31
                                                                     2002              2001
                                                               ---------------   ---------------
                                                                 (unaudited)
Assets

Current assets:

      Cash and cash equivalents                                (euro)  110,283   (euro)  120,243
      Trade accounts receivable                                            659             3,111
      Receivable from related parties and employees                        397               239
      Prepaid expenses and other current assets                          2,331             1,268
                                                               ---------------   ---------------
Total current assets                                                   113,670           124,861

      Notes receivable from related parties and employees                1,093             1,239
      Investment in joint venture                                            -               507
      Plant and equipment, net                                          11,129            13,104
      Developed technology, net                                          3,659             4,657
      Goodwill                                                          30,891            30,891
                                                               ---------------   ---------------

Total assets                                                   (euro)  160,442   (euro)  175,259
                                                               ===============   ===============

Liabilities and shareholders' equity Current liabilities:
      Accounts payable                                         (euro)    2,044   (euro)    2,341
      Accrued compensation and related benefits                          2,758             1,744
      Deferred revenue                                                     837             2,008
      Accrued liabilities                                                4,723             4,453
                                                               ---------------   ---------------
Total current liabilities                                               10,362            10,546

Long term obligation under capital lease                                 1,543                 -

Ordinary shares, (euro)0.24 par value; 89,199,990 shares
authorized; 35, 567,938 and 35, 318,188 shares issued
and outstanding at September 30, 2002 and December 31, 2001
respectively                                                             8,536             8,477
Additional paid in capital                                             336,521           334,708
Deferred compensation                                                   (4,401)           (4,334)
Accumulated deficit                                                   (192,119)         (174,138)
                                                               ---------------   ---------------
Total shareholders' equity                                             148,537           164,713

                                                               ---------------   ---------------
Total liabilities and shareholders' equity                     (euro)  160,442   (euro)  175,259
                                                               ===============   ===============

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   Crucell N.V.




                                                   By: /s/ Leonard Kruimer
                                                       Chief Financial Officer


Date: October 15, 2002